UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:              to

Commission file number: 1-13754

THE HANOVER INSURANCE GROUP RETIREMENT

SAVINGS PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of incorporation)	(I.R.S.Employer Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

(508) 855-1000

(Registrant’s telephone number, including area code)

The Hanover Insurance Group

Retirement Savings Plan

Financial Statements

and Supplemental Information

December 31, 2009 and 2008

The Hanover Insurance Group Retirement Savings Plan

December 31, 2009 and 2008

*	Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of The Hanover Insurance Group Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caturano and Company P.C.

Boston, Massachusetts

June 25, 2010

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31,

	2009		2008
Assets

Investments, at fair value:

Registered Investment Companies:
PIMCO Total Return Institutional Class	$50,457,959	*	$41,993,497	*
MFS Value Fund - Class R4	40,367,119	*	—
Fidelity Retirement Money Market Portfolio	39,220,845	*	40,814,763	*
Spartan U.S. Equity Index Fund - Investor Class	34,436,141	*	27,447,816	*
Artisan Mid-Cap Investor Class	23,595,938	*	14,298,745
American Funds Growth Fund of America - Class R5	21,671,524	*	14,848,037
Fidelity Low-Priced Stock Fund - Class K	19,915,076		—
Fidelity Diversified International Fund - Class K	19,724,972		—
Fidelity Freedom 2020 Fund	19,672,576		11,285,563
Fidelity Small-Cap Stock Fund	12,794,883		6,923,628
Fidelity Freedom 2030 Fund	11,990,782		6,355,560
Fidelity Freedom 2040 Fund	7,735,674		4,148,428
Fidelity Freedom 2010 Fund	7,501,704		5,722,154
Vanguard Total Bond Market Index Fund Signal	4,248,512		2,642,769
Spartan International Index Fund - Investor Class	2,915,257		1,274,161
Vanguard Mid-Cap Index Fund Signal	2,637,734		1,110,414
Fidelity Freedom Income Fund	1,719,461		690,762
Fidelity Freedom 2050 Fund	1,446,681		441,375
Vanguard Small-Cap Index Fund Signal	1,413,983		575,878
Fidelity Freedom 2000 Fund	1,121,268		809,755
Fidelity US Treasury Money Market Fund	921,970		410,121
Fidelity Equity-Income Fund	—		32,607,741	*
Fidelity Diversified International Fund	—		14,168,846
Fidelity Low-Priced Stock Fund	—		14,159,039

	325,510,059		242,729,052
Common Collective Trust:
Fidelity Managed Income Portfolio II - Class 2	74,573,162	*	74,648,752	*

The Hanover Insurance Group Company Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	19,033,723		18,715,813	*
Cash and cash equivalents	673,337		708,127

	19,707,060		19,423,940	*

Participant loans	9,255,148		8,133,450

Total investments at fair value	429,045,429		344,935,194

Employer contribution receivable	801,530		6,159,506

Net assets available for benefits at fair value	429,846,959		351,094,700

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	936,944		3,029,274

Net assets available for benefits	$430,783,903		$354,123,974

*	Amount represents 5% percent or more of net assets available for benefits at December 31, 2009, and 2008, respectively.

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2009	2008
Additions (reductions) to net assets attributed to:
Net investment gains (losses):
Net appreciation (depreciation) of:
Registered Investment Companies	$57,039,720	$(114,311,314)
The Hanover Insurance Group Company Stock Fund	921,391	(1,115,551)
Interest and dividend income	9,593,430	17,424,970

Net investment gains (losses)	67,554,541	(98,001,895)

Contributions:
Employer contributions	15,057,988	17,446,945
Employee contributions	27,085,608	22,561,968

Total contributions	42,143,596	40,008,913

Net additions (reductions)	109,698,137	(57,992,982)

Deductions from net assets attributed to:

Benefits paid to participants	(33,038,208)	(47,568,205)

Net increase (decrease)	76,659,929	(105,561,187)

Net assets available for benefits, beginning of year	354,123,974	459,685,161

Net assets available for benefits, end of year	$430,783,903	$354,123,974

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Hanover Insurance Group Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a qualified defined contribution plan for eligible employees of The Hanover Insurance Company (“Hanover Insurance”, the “Company” or the “Sponsor”). Hanover Insurance is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”).

Recordkeeping services for the Plan are provided by Fidelity Investments Institutional Operations Company, Inc. and trustee services of the Plan are provided by Fidelity Management Trust Company. The Plan administrator is the Benefits Committee of Hanover Insurance (the “Plan Administrator”). The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with The Hanover Insurance Company, as defined by the Plan document.

Participant accounts

In accordance with the Internal Revenue Service (“IRS”) limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $16,500 and $15,500 for 2009 and 2008, respectively.

As a result of the Tax Relief Reconciliation Act of 2001, a “Catch-up Contribution” provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $22,000 and $20,500 for 2009 and 2008, respectively. The amount deferred in excess of the annual limit is not eligible to receive the Company match. In 2009, 216 employees accelerated their deferrals, which amounted to $817,655 in additional contributions. During 2008, 196 employees accelerated their deferrals resulting in additional contributions of $711,681.

Effective January 1, 2009, Hanover Insurance adopted an automatic enrollment feature for all new employees. If a new employee has not made a deferral election within 60 days of hire, they will be automatically enrolled in the Plan. In addition, any employees who had not previously made an election to defer, were also subject to automatic enrollment. Upon automatic enrollment, the deferral rate will default to 3% and the deferral will be invested in the Fidelity Freedom Fund with the target date closest to the date the participant would turn age 65 (a qualified default investment). After deferring the 3% for the first two applicable plan years, if the participant has not

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 1 - Description of plan (continued)

made any changes to this automatic deferral, the deferral rate will increase 1% per year until reaching a 6% deferral rate. The participant has the option to adjust the automatic deferral rate and the investment allocation at any time.

As directed by participant election, contributions can be invested in registered investment companies, a common collective trust, and until November 2009, the THG Stock Fund. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Certain registered investment companies assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

Effective November 2, 2009, the Plan was amended to prohibit new money from both employee and employer contributions, to be invested in the THG Stock Fund. The amendment further provides that as of December 30, 2011, the THG Stock Fund will no longer be offered as a permitted investment option under the Plan and will be liquidated pursuant to further direction from the Plan Administrator.

Employer contributions

The Plan has an employer matching provision. Participants are immediately eligible to receive this employer matching contribution upon hire. Effective January 1, 2009, the Company matches a participant’s deferral at a rate of 100% up to the first 6% of eligible compensation in each pay period. The Company matched a participant’s deferral at a rate of 100% up to the first 5% of eligible compensation in plan year 2008. The employer’s matching contribution is allocated to the same investment vehicles as the employee contributions. This contribution was $14,643,912 in 2009 and $11,287,439 in 2008. In addition, the Board of Directors had the ability to require that all matching contributions be made to The Hanover Insurance Group Company Stock Fund (“THG Stock Fund”) prior to November 2009. At that time, the Plan was amended to prohibit new contributions, employer or employee, from being invested in the THG Stock Fund.

Employer matching contributions were not applied to any “Catch-up Contributions” made by participants in 2009 or 2008 (see “Participant accounts”).

The Plan also includes a “true-up” provision, wherein it will provide for an annual contribution equal to the difference in the total employer matching contributions made and the total employer matching contribution allowed in accordance with the Plan. Through this process, participants receive the maximum annual Company match on their deferral, regardless of adjustments to their deferrals throughout the year.

For the 2008 plan year, participants were only eligible for the true-up provision if they were employed by the Company on the last day of the calendar year, except in the event of retirement or death. In 2009, the true-up provision was provided to participants irrespective of employment status on December 31, 2009. For 2009 and 2008, the employer true-up matching contributions were $801,530 and $724,493,

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 1 - Description of plan (continued)

respectively. These contributions were funded to the Plan during the first quarter of 2010 and 2009, respectively.

The Plan also includes a non-elective employer contribution whereby the Company will provide an award equal to an amount determined annually by the Board of Directors. This award is provided to individuals employed by the Company on the last day of the year, as well as those who retired or became deceased during the year. As voted on by the Board, no such award was made for plan year 2009. For plan year 2008, the award was 2% of eligible compensation which amounted to $5,435,013. This award was funded to the Plan during the first quarter of 2009.

All employer awards are allocated in accordance with investment elections made by the participant and are subject to the vesting provisions provided for in the Plan document (see “Distributions and vesting provisions”).

Participant loans

Loans made to active participants are secured by the vested portion of the participant’s account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. Participants are charged a $75 loan initiation fee by the recordkeeper. Interest income on participant loans totaled $568,027 and $607,662 in 2009 and 2008, respectively.

Distributions and vesting provisions

A participant’s deferral, rollover, after-tax voluntary contribution, and catch-up contribution are immediately vested. In addition, all previous employer profit sharing contributions are fully vested.

Employees become 50% vested in all employer contributions after one year of service, and 100% vested at two years of service. The vested balances were $419,231,141 and $338,514,845 at December 31, 2009 and 2008, respectively.

Vested account balances are generally payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through partial payments, as elected by the participant or beneficiary. If a lump sum distribution is elected, the participant has the option of taking his or her balance from the Hanover Insurance Group Company Stock Fund in THG Stock.

Withdrawals from participant accounts are subject to certain limitations and requirements specified in the Plan document.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 1 - Description of plan (continued)

Forfeitures

Forfeitures of employer contributions are used to offset future employer matching contributions. Forfeitures of employer contributions related to nonvested terminated participants in the amount of $105,372 and $149,402 were transferred to the Fidelity Retirement Money Market Fund in 2009 and 2008, respectively. Forfeitures used to offset current year employer contributions were $387,454 in 2009. There were no forfeitures used to offset employer contributions during 2008. Unallocated forfeiture balances as of December 31, 2009 and 2008 were $93,190 and $375,272, respectively.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting guidance

Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles (“ASC 105”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162) reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board (“FASB”) into a single source of authoritative generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities. All guidance contained in the ASC carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed “non-authoritative”. ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan has implemented the guidance included in ASC 105 as of December 31, 2009. The implementation of this guidance changed the Plan’s references to GAAP authoritative guidance but did not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 2 - Significant accounting policies (continued)

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly included under Statement of Financial Accounting Standards No. 157, Fair Value Measurements) includes guidance that was issued by the FASB in September 2006 that created a common definition of fair value to be used throughout generally accepted accounting principles. ASC 820 applies whenever other standards require or permit assets or liabilities to be measured at fair value, with certain exceptions. This guidance established a hierarchy for determining fair value which emphasizes the use of observable market data whenever available. It also required expanded disclosures which include the extent to which assets and liabilities are measured at fair value, the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. ASC 820 also provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820 also further clarifies the guidance to be considered when determining whether or not a transaction is orderly and clarifies the valuation of securities in markets that are not active. This guidance includes information related to an entity’s use of judgment, in addition to market information, in certain circumstances to value assets which have inactive markets.

Fair value guidance in ASC 820 was initially effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years for financial assets and liabilities. The effective date of ASC 820 for all non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities was fiscal years beginning after November 15, 2008. The Plan currently does not hold any nonfinancial assets or liabilities which are required to be reflected at fair value. Guidance related to fair value measurements in an inactive market was effective in October 2008 and guidance related to orderly transactions under current market conditions was effective for interim and annual reporting periods ending after June 15, 2009.

The Plan initially applied the provisions of ASC 820 for plan year 2008 for its financial assets and liabilities. The effect of implementing these provisions was not material to the Plan’s net assets available for benefits or changes in net assets available for benefits.

Recently issued accounting guidance

In 2009, guidance in ASC 820 was further updated through ASC Update No. 2009-5 – Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value and ASC Update No. 2009-12 (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). These updates are effective for the plan year ending after December 15, 2009. The Plan currently does not hold any liabilities, nor does it hold any alternative investments to which these updates apply; therefore, these updates did not have an impact on the net assets available for benefits or changes in the net assets available for benefits.

In January 2010, the FASB issued ASC Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This update requires new and clarified disclosures, including transfers

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 2 - Significant accounting policies (continued)

in and out of Levels 1 and 2 to be disclosed with the reasons for such transfers. It also includes a further breakout of purchases and sales on a gross basis for Level 3 reconciliations. This guidance is effective for the plan year beginning January 1, 2010.

Valuation of investments and income recognition

Investments in registered investment companies and the THG Stock Fund are carried at fair value. The investment in the common collective trust is reflected at fair value with an adjustment from this fair value to contract value in a separate line item in the Statements of Net Assets Available for Benefits. Participant loans are valued based on future principal payments, which approximate fair value. Fair value is measured in accordance with ASC 820. See Note 3 – Fair Value Measurements for further detail.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2009 and 2008. All other fees incurred in 2009 and 2008 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 - Fair Value Measurements

Effective January 1, 2008, the Plan implemented the guidance included in ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability, i.e., exit price, in an orderly transaction between market participants and also establishes a hierarchy for determining fair value. This hierarchy emphasizes the use of observable market data where available. Three broad levels defined by the fair value hierarchy are as follows, with the highest priority given to Level 1 as these are the most reliable, and the lowest priority given to Level 3:

Level 1 -	Quoted prices in active markets for identical assets.

Level 2 -	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, including model-derived valuations.

Level 3 -	Unobservable inputs that are supported by little or no market activity.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 3 - Fair Value Measurements (continued)

Where more than one level of input is used to determine the fair value, the investment is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement.

There have been no changes in the valuation techniques used during the current period.

The valuation methodologies used to measure plan investments at fair value, and the level in the fair value hierarchy in which these investments are generally classified are as follows:

Registered Investment Companies

Registered investment companies include publicly traded securities that are valued at quoted market prices. These securities are designated as Level 1 investments as they are actively traded.

Common Collective Trust

The Fidelity Managed Income Portfolio II Fund - Class 2 is classified as Level 2. This investment is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price.

Investments in GICs, BICs and synthetic investment contracts are carried at fair value in accordance with ASC 962, Plan Accounting – Defined Contribution Pension Plans. Additionally, an adjustment to contract value is presented in accordance with the above mentioned guidance as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day. Inputs of this commingled pool are generally observable, but are based on other than quoted prices.

THG Stock Fund

Securities include publicly traded common stock of THG valued at quoted prices available on the New York Stock Exchange as well as cash and cash equivalents. The cash and cash equivalents are short-term investments that are priced daily and the carrying amount approximates fair value. The NAV of the fund is determined by dividing the net assets by the number of units in the fund that are outstanding. Because the underlying assets of the fund are actively traded on a quoted market, it is designated a Level 1.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 3 - Fair Value Measurements (continued)

Participant Loans

Participant loans are valued based on future principal payments which approximates fair value and assumes that the two values are materially equal. Because there are no observable inputs for establishing fair value, participant loans are designated as Level 3.

The following tables present for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2009 and 2008, respectively:

	Fair Value at December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
US equity funds	$156,832,398	$—	$—	$156,832,398
International equity funds	22,640,229	—	—	22,640,229
Asset allocation funds	51,188,146	—	—	51,188,146
Bond funds	54,706,471	—	—	54,706,471
Money market funds	40,142,815	—	—	40,142,815

Total Registered Investment Companies	325,510,059			325,510,059

Common Collective Trust	—	74,573,162	—	74,573,162

THG Stock Fund:
Common stock	19,033,723	—	—	19,033,723
Cash equivalents	673,337	—	—	673,337

Total THG Stock Fund	19,707,060	—	—	19,707,060

Participant Loans	—	—	9,255,148	9,255,148

Total Investments	$345,217,119	$74,573,162	$9,255,148	$429,045,429

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 3 - Fair Value Measurements (continued)

	Fair Value at December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
US equity funds	$111,971,298	$—	$—	$111,971,298
International equity funds	15,443,007	—	—	15,443,007
Asset allocation funds	29,453,597	—	—	29,453,597
Bond funds	44,636,266	—	—	44,636,266
Money market funds	41,224,884	—	—	41,224,884

Total Registered Investment Companies	242,729,052	—	—	242,729,052

Common Collective Trust	—	74,648,752	—	74,648,752

THG Stock Fund:
Common Stock	—	18,715,813	—	18,715,813
Cash equivalents	—	708,127	—	708,127

Total THG Stock Fund	—	19,423,940	—	19,423,940

Participant Loans	—	—	8,133,450	8,133,450

Total Investments	$242,729,052	$94,072,692	$8,133,450	$344,935,194

The table below presents a reconciliation of Participant Loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	December 31, 2009	December 31, 2008
Balance as of beginning of year	$8,133,450	$7,327,225
Net issuances and settlements	1,121,698	806,225

Balance as of end of year	$9,255,148	$8,133,450

For the years ended December 31, 2009 and 2008, there were no losses or gains recognized on Level 3 assets. Losses and gains would result from changes in fair value, including both realized and unrealized gains and losses, recorded in net investment gains (losses).

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 4 - Party-in-interest transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company or its affiliates, the trustee, as defined by the Plan (see Note 1 – Description of Plan) and, therefore, transactions with these investments, such as purchases and sales, qualify as party-in-interest transactions. In addition, participant loans also qualify as party-in-interest transactions.

The Plan invests in the THG Stock Fund which holds THG stock. This is the common stock of the Sponsor’s parent company, therefore, purchases and sales of THG stock are party-in-interest transactions. Dividend income in 2009 and 2008 includes $327,578 and $196,930, respectively, of dividends related to the common stock of The Hanover Insurance Group, Inc.

NOTE 5 - Tax status

The Internal Revenue Service (“IRS”) has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan has been amended since the date of the IRS letter. In addition, during the plan year ended December 31, 2009, the Plan Sponsor discovered that as a result of an administrative error, the terms of the Plan document were not followed with respect to non-hardship, in-service withdrawals that occurred between November 2008 and October 2009. In certain cases, employees were allowed to withdraw funds from their accounts without meeting appropriate qualifications. This error affected 277 employees and a total of $3,167,331 in withdrawals. The Plan Sponsor has taken action to prevent such administrative errors from occurring in the future and intends to file an application in 2010 with the IRS under the Voluntary Compliance Program (“VCP”) to correct this situation. In addition, the Plan Sponsor also intends to include other operational items in the VCP that are deemed to be immaterial to the Plan. The Plan Administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements and believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 6 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant’s option.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements—(Continued)

NOTE 7 - Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2009 and 2008, respectively:

	2009	2008
Net assets available for benefits per the financial statements	$430,783,903	$354,123,974
Deemed distributions not reported on the financial statements	(120,282)	(136,028)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(936,944)	(3,029,274)

Net assets available for benefits per the Form 5500	$429,726,677	$350,958,672

The following table presents a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500 at December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$76,659,929
Deemed distributions not reported on the financial statements	15,746
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,092,330

Net increase in assets available for benefits per the Form 5500	$78,768,005

NOTE 8 - Subsequent events

The Company has evaluated all events and transactions and there were no subsequent events requiring adjustments to the financial statements. Also, except for the following contribution disclosure, there were no subsequent events requiring additional disclosure.

In February 2010, the Plan was amended to allow for a non-elective employer contribution of $500 for each participant who (i) was an employee on December 31, 2009, (ii) was continuously employed by the Company from December 31, 2009 through March 10, 2010, and (iii) earned eligible compensation during the 2009 plan year, regardless of whether or not such employee elected to defer. This amendment applies to the 2010 plan year only. In accordance with this amendment, the Company made a non-elective contribution of $2,018,000 during the first quarter of 2010.

The Hanover Insurance Group Retirement Savings Plan

Plan EIN: 13-5129825 Plan Number: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value

	PIMCO Total Return Institutional Class	Registered Investment Company	4,672,033 shares	$50,457,959

	MFS Value Fund - Class R4	Registered Investment Company	1,943,530 shares	40,367,119

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	39,220,845 shares	39,220,845

	Spartan U.S. Equity Index Fund - Investor Class	Registered Investment Company	873,349 shares	34,436,141

	Artisan Mid-Cap Fund - Investor Class	Registered Investment Company	923,159 shares	23,595,938

	American Funds Growth Fund Of America - Class R5	Registered Investment Company	794,411 shares	21,671,524

*	Fidelity Low-Priced Stock Fund - Class K	Registered Investment Company	623,320 shares	19,915,076

*	Fidelity Diversified International Fund - Class K	Registered Investment Company	704,967 shares	19,724,972

*	Fidelity Freedom 2020 Fund	Registered Investment Company	1,567,536 shares	19,672,576

*	Fidelity Small-Cap Stock Fund	Registered Investment Company	802,690 shares	12,794,883

*	Fidelity Freedom 2030 Fund	Registered Investment Company	967,779 shares	11,990,782

*	Fidelity Freedom 2040 Fund	Registered Investment Company	1,080,401 shares	7,735,674

*	Fidelity Freedom 2010 Fund	Registered Investment Company	599,657 shares	7,501,704

	Vanguard Total Bond Market Index Fund Signal	Registered Investment Company	410,484 shares	4,248,512

*	Spartan International Index Fund - Investor Class	Registered Investment Company	87,153 shares	2,915,257

	Vanguard Mid-Cap Index Fund Signal	Registered Investment Company	112,579 shares	2,637,734

*	Fidelity Freedom Income Fund	Registered Investment Company	160,099 shares	1,719,461

*	Fidelity Freedom 2050 Fund	Registered Investment Company	173,255 shares	1,446,681

	Vanguard Small-Cap Index Fund Signal	Registered Investment Company	57,038 shares	1,413,983

*	Fidelity Freedom 2000 Fund	Registered Investment Company	98,790 shares	1,121,268

*	Fidelity US Treasury Money Market Fund	Registered Investment Company	921,970 shares	921,970

*	Fidelity Managed Income Portfolio II - Class 2	Common Collective Trust	75,510,106 shares	74,573,162

*	The Hanover Insurance Group Company Stock Fund	THG Common Stock		19,033,723

		Cash and Cash Equivalents		673,337

*	Participant loans	4.25% to 11.25% notes, maturing through October 17, 2019		9,255,148

	Total investments			$429,045,429

*	Represents party-in-interest
(d)	Cost – not required for participant directed transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HANOVER INSURANCE GROUP
RETIREMENT SAVINGS PLAN
(Name of Plan)

/S/ BRYAN D. ALLEN
Benefits Committee
by Bryan D. Allen
June 25, 2010

Exhibit Index

Exhibit 23.1	Consent of Current Independent Registered Public Accounting Firm.